

native.
Language barriers
have left the chat
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Soccer squad
you see the Portugal vs
Spain match yesterday?
Marisol
You know it! I watched it from
my favorite football pub. Long
live Spain!
La Taverna de Barcelona
Ronda de la Universitat, 37, 08007
Barcelona, Spain
Alex
That last-minute goal

INVEST IN **NATIVE**

Native is a secure platform for multilingual messaging.

LEAD INVESTOR



Brian Duchek

I chose to invest in Native based on my experience with an executive team member - their heart, determination and resourcefulness. They have my trust and support. But also, as a designer & developer who understands the pain of delivering a multi-lingual product, I recognize the opportunity they are targeting, and the innovation they bring as an approach to solving it. Technology is evolving at an accelerating pace, and recent entrants to new solution spaces are at no disadvantage, especially for nimble and smart teams who take action. Native is one of those teams.

Invested $5,000 this round

---

nativechats.com Los Angeles CA



Highlights

Highlights

1. Revenue grew 740% in the past year, from $50K in 2021 to $420K to date in 2022.

2. We received $930K in bookings in 2022.

3. We have active pilots with Schlumberger, PenFed Credit Union, and Dell.

4. Native has received 3 SBIR grants from the Air Force worth $875K in nondilutive government funding.

5. We have also partnered with World Central Kitchen and Chef José Andrés to provide relief in Ukraine.

6. Native has raised $1.735M from investors, including PenFed Foundation, 550 Capital & Llama Ventures.

7. The combined market size for conversational AI, instant messaging and translation services is $167B.

8. We will submit a patent application for encryption for realtime translated messages in early 2023.

Our Team



Ben Lang   Founder & CEO

Ben Lang is a former Army Ranger with a background in technology and design. Ben has held global leadership roles in military special operations, national intelligence, and innovation-focused organizations, from startups to large enterprises.



Lukas Novak   Co-Founder & Head of Engineering

Lukas Novak is a Czech engineer with a background in robotics and microprocessor programming. Lukas previously architected data science capabilities for CDN77 and has built and scaled mobile teams for CDN77, LegalZoom, and Bankjoy.



Camila Reyes Camacho   Head of Operations

Cami Reyes is a Chilean design strategist with experience developing innovation capacities within large enterprises. Most recently, she worked at DocuSign, enabling the organization to build, scale and maintain high-performing, healthy teams.



John Nicholson   Advisor

Retired U.S. Army General John Nicholson is the Chief Executive for Lockheed Martin Middle East. General Nicholson last served as the Commander of all U.S. Forces and the 41-nation, NATO-led Coalition in Afghanistan from 2016 to 2018.



Omari Leggett   Advisor

With more than 20 years of innovating in brand and product marketing, Omari Leggett has advanced international marketing organizations and gained a reputation for developing future leaders. His tenure with Nike and Apple highlights Omari's leadership.



Robert Murphy   Advisor

Robert Murphy is the VP & Head of Marketing for Revation, a pioneer in cloud-based contact center solutions. Before Revation, Robert built and led the content marketing team at RingCentral, helping to scale the company's revenue from $220M to $1.3B.

Pitch


Problem
Organizations struggle to operate in multilingual contexts and get by cobbling together disparate tools or using expensive human intermediaries.
World Central Kitchen
Suppliers
José Andrés @chefjoseandres · 3d
.@meta @facebookapp @WhatsApp hey what's up! Why don't you make WhatsApp with a instant translation tool incorporated? Ukraine war @WCKitchen we need to speak with friends and partners in multiple languages at the same time, and will make life easier to communicate quicker!
50
785
5,536


Clients
Volunteers
WhatsApp
We love the idea and it's something we'd love to build in the future, if we can figure it out while protecting your privacy. Thank you for what you are doing to help people, you are an inspiration to all of us.

Collaboration is essential to getting work done every day: colleagues collaborate over Slack or Teams, relationships develop, and important decisions are made.

The pace is fast - faster than email, with messages being delivered one after another. It's designed for efficiency.

But what happens when critical team members speak different languages? Most business conversations may take place in English, and businesses lose value and efficiency by not being able to utilize their non-native English speaking employees' full capacities.


Solution
A platform that:
• Seamlessly integrates chat and translation
• Delivers best-in-class translations
• Translates without compromising privacy; and
• Surfaces multilingual, conversational insights
José Andrés @chefjoseandres · 2d
.@WhatsApp please incorporated this Native app and you will make your users like me so powerful!!! @wcathcart we need you now more than ever....we are in a situation with 5 direct different languages involve....
Hello
Message sent
Privacy Enclave
Multi-source Translation
AI
Conversational AI
Privacy Enclave
Hola
你好
Привіт
Messages received

To solve this challenge, we built Native, a secure platform that seamlessly integrates chat and translation into a unified messaging experience.

Our platform currently supports one-hundred and thirty-seven of the most common languages, enabling organizations to build trust while people chat in their preferred language.


Market
Native directly impacts KPIs like sales, customer satisfaction, and translation capacity at the intersection of three markets.
Instant Messaging
$82B
Conversational AI
$31B
Translation Services
$54B

We’re operating at the confluence of three giant markets that we think won’t be slowing down anytime soon.

We’re pioneering a huge new opportunity, and if you think the nearly $28 billion sale of Slack was incredible, Native’s potential is even greater.


Business Model
Enterprise SaaS
SMB customers onboard via our online storefront
~85% Gross margin
Increase Deployment Speed
Reduce Deployment Cost
Collaboration
Subscriptions tiers from free to $45 / mo. per user
API
SDK
Integrations
SMB starts at $89 / mo.
Enterprise starts at $5k / mo.
Insights
Freemium add-on to Integration and Collaboration subscriptions

Native's collaboration app unlocks efficiencies in business by allowing everyone to use their primary language. No more desperate translating, searching, and grammar checking on the side as you try to work at the speed of thought.

Other organizations integrate Native's multi-source translation and intelligence services via API into chat software like Intercom and Zendesk.





Forward-looking financials are projections and not guaranteed

Forward-looking financials are projections and not guaranteed.

In 2021, we secured our first revenues from the U.S. Air Force. This year we received our third contract from the Air Force and grew bookings to over $900,000.

We're also working on a handful of pilots with multinational companies like Dell, Schlumberger, and PenFed where our API is being implemented in customer and employee support tools like Salesforce and ServiceNow.

Competition

Native is highly scalable, performs in real-time, and enables seamless and secure communication in multilingual contexts

	Google Translate	Human Translator	Unbabel	native.
# of supported languages	100	1	18	115
Translates from one to many recipient languages	No	No	No	Yes
Real-time messaging	No	No	No	Yes
Unified chat & translation	No	No	No	Yes
Translation privacy	No	No	No	Yes
Multi-source translation	No	No	No	Yes
Price	Low	High	High	Medium
Captures sentiment	Low	High	Medium	Medium
Scalability	High	Low	Low	High

Today, organizations use a number of fragmented solutions to overcome language barriers. We all know Google Translate - it's a commodity service that often fails to translate our exact meaning.

Meanwhile, human translators are the best at capturing sentiment, but scaling a translation workforce is expensive and not realistic for collaboration between stakeholders every day.



Fundraising

Q3'23

Series Seed
$10MM


Current Opportunity
$1.25MM
Instrument
SAFE
TO DATE
Invested
$1.735MM
Q1'23
Planned
$1.25MM

Forward-looking financials are projections and not guaranteed.

We have already raised $650,000 in this round, and plan to raise up to $1.235 million more through WeFunder. These funds will give our company the fuel needed to accelerate development and sales in advance of raising a series seed round next summer.


Business Impact
Translates messages without compromising your privacy
Privately translates messages
Licensable technology
Native's privacy enclave is unique technology in that it enables translated, real-time communications while protecting your communications from being exposed to 3rd parties. The patent-pending methodology leverages on-device AI to ensure messages are only read by authorized parties.

We will be submitting a patent application for the process for privacy in translated, real-time communications - and we believe that future entrants to the multilingual space will have to license our technology if they want to be able to market privacy features to their customers.

Business Impact

Creates access to new markets & enhances your customer experience





Communication with customers in their native language





↓

Trust and loyalty

Supporting multilingual communication builds trust and loyalty by allowing organizations to engage with everyone in their preferred language. Native's technology allows teams to communicate seamlessly across more than 100 languages, in real-time.

Business Impact

Improves workforce productivity





Reduces communication costs



Expedites communication across your multinational workforce

Native offers a new way to communicate in diverse settings. Overcome language barriers, reduce translation costs, and expedite collaboration between employees, vendors, and partners by empowering them to collaborate in their preferred language, in real-time.

Business Impact

Surfaces insights via conversational AI





Visualizes conversational insights



Identifies risks and opportunities



Native provides a scalable solution that helps organizations make every interaction count. Native's conversational insights add-on maximizes customer interactions by identifying commercial risks and opportunities and visualizing multilingual, conversational intelligence.



native.

Thank you

Language barriers have left the chat

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Contact

Ben Lang
CEO

ben@nativechats.com
nativechats.com

